UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Common Stock)

Sanj K. Patel

President & Chief Executive Officer

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew G. Hurd Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Synageva BioPharma Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2015, relating to the exchange offer by Pulsar Merger Sub Inc., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for each Share validly tendered and not properly withdrawn, consideration in the form of (i) $115.00 in cash and (ii) 0.6581 shares of Alexion common stock, plus cash in lieu of fractional shares, in each case, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by Alexion and Offeror with the SEC on May 22, 2015.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(H)	Synageva Email to Employees regarding RSUs, dated June 12, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2015	SYNAGEVA BIOPHARMA CORP.

	By:	/s/ Sanj K. Patel
Sanj K. Patel, President and Chief Executive Officer